Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Six Months Ended
(in thousands)	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	June 30, 2010	June 30, 2011
Earnings:

Pre-tax loss	$(49,941)	$(36,347)	$(64,142)	$(46,548)	$(43,639)	$(13,347)	$(21,002)

Fixed Charges	8,551	17,307	88,273	97,277	91,981	47,909	45,394
Total Earnings (loss)	$(41,390)	$(19,040)	$24,131	$50,729	$48,342	$34,562	$24,392

Fixed Charges:

Interest expense, including amortized discount and deferred debt costs	$8,250	$15,953	$81,061	$92,305	$88,883	$46,431	$44,058
Interest related to VAT liability not charged to customers	0	1,079	6,528	4,205	2,293	1,076	934
Interest element of rent expense	301	275	684	767	805	402	402
Total Fixed Charges	$8,551	$17,307	$88,273	$97,277	$91,981	$47,909	$45,394

Deficiency	49,941	36,347	64,142	46,548	43,639	13,347	21,002